July 27, 2007

Mr. Mark Brunhofer, Senior Staff Accountant

United States Securities and Exchange Commission

Washington, D.C.

USA  20549

Re: MIGENIX Inc. Form 20-F Fiscal Year Ended April 30, 2006 File No. 0-22966

Dear Mr. Brunhofer,

Further to our May 22, 2007 and July 25, 2007 response letters to the March 20, 2007 SEC comment letter and our phone conversation today we have set out below the additional comments you provided us as we understood them together with our responses thereon.  For ease of reference we have numbered the additional comments and our responses in the same manner as the March 20, 2007 letter.

Form 20-F for the Year Ended April 30, 2006

1.

Staff’s Comment

Item 5. Operating and Financial Review and Prospects, page 42

No additional comments.

Item 18.  Financial Statements

2.

Staff’s Comment

Note 16: Collaborative Development, Licensing and Royalty Agreements, page 131

Additional comments: Incorporate into the Company’s financial statement disclosure for the Cadence and Cutanea license agreements the inconsequential and perfunctory conclusion you reached with respect to each agreement leading to the recognition of licensing revenue under the agreements.

Response: Please see Exhibit A.

 3.

Staff’s Comment

Note 18: Reconciliation of Generally Accepted Accounting Principles, page 135

No additional comments.

4.

Staff’s Comment

Note 19: Subsequent Events, page 139

Additional comments: Incorporate into the Company’s financial statement disclosure for the convertible royalty participation units the accretion is to estimated probable royalties payable.

Response: See Exhibit B.

Administrative Matters

In connection with the MIGENIX Form 20-F for the fiscal year ended April 30, 2006 we acknowledge that:

▪

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action  with respect to the filing; and

▪

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that the disclosures we have provided to you in our May 22, 2007, July 25, 2007 response letters and this letter are to be incorporated into our Form 20-F filings. We will be incorporating the disclosures into our Form 20-F for the fiscal year ended April 30, 2007 (the “2007 Form 20-F”) and the financial statements for the year ended April 30, 2007 to be filed with the 2007 Form 20-F. The Company is working diligently to finalize the filing of its 2007 Form 20-F for next week.

We trust you will find these responses to be satisfactory for your purposes.  If you have any questions or comments with regards to our responses, please contact Art Ayres at (604) 221-9666 ext 233 or email aayres@migenix.com.

Yours sincerely,

MIGENIX Inc.

“Arthur J. Ayres”

Arthur J. Ayres, CA
Sr. VP Finance, Chief Financial Officer

Below is the proposed disclosure to be included in the Company’s financial statements for the year ended April 30, 2007. The blackline shows the changes we propose in our disclosure to address staff’s comment.

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections.  Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000); and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties).  In addition, Cadence is responsible for and will fund the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.  The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company  ~~will~~ ha s  ~~ve~~  limited involvement in the ongoing development of the product and its obligations under the collaboration and license agreement are inconsequential and perfunctory the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment [note 14[a]].

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.  As the Company  ~~will~~ ha s  ~~ve~~  limited involvement in the ongoing development of any Cutanea products and the Company’s obligations under the license agreement are inconsequential and perfunctory , the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

Exhibit B:  Response to Staff’s Comment #4 Note 19: Subsequent Events, Page 139

Below is the proposed disclosure to be included in the Company’s financial statements for the year ended April 30, 2007. The blackline shows the changes we propose in our disclosure to address staff’s comment.

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 17[a]] and Cutanea Life Sciences [note 17[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

In connection with completing the transaction: the Company: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 [note 14[g][i]]; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 was included in other assets at April 30, 2006.  The warrants issued to the agents were determined to have a value of $231,365 using the Black-Scholes option pricing model and have been recorded as contributed surplus [note 14[c]].

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and (2) $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants). The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should  ~~the~~  our estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred financing costs will be amortized to accretion expense over the estimated term of the convertible royalty participation units, being ten years. For the year ended April 30, 2007, the accretion of the convertible royalty participation units (including $52,584 in amortization of deferred financing costs) amounted to $1,426,621 and the carrying value of the debt component of the convertible royalty participation units at April 30, 2007 is $4,846,710. Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component (less the carrying value of the deferred financing costs) would be reclassified as common share capital.